Stardust Power Inc.

15 E. Putnam Ave, Suite 378

Greenwich, CT 06830

May 7, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention: Eranga Dias

Re:	Stardust Power Inc.
Registration Statement on Form S-1 (the “Registration Statement”)
Filed May 1, 2025
File No. 333-286883

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Stardust Power Inc. (the “Company”) hereby requests acceleration of the effectiveness date of the above referenced Registration Statement, so that it will become effective at 5:00 p.m., Eastern Time, on May 8, 2025, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Thompson Hine LLP, request by telephone that such Registration Statement be declared effective.

Please contact Faith L. Charles of Thompson Hine LLP, outside counsel to the Company, at (212) 908-3905, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

STARDUST POWER INC.

/s/ Roshan Pujari
Roshan Pujari
Chief Executive Officer

cc:	Faith L. Charles (Thompson Hine LLP)